AEON HOLDINGS INC.
10000 NE 7th Avenue, Suite 100-C
Vancouver, Washington, 98685
Telephone: (360) 977-6820

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about February 26, 2009 to the security holders of record of common stock (the “Common Stock”), par value $0.0001 per share, of Aeon Holdings Inc., a Delaware corporation (the “Company”), at the close of business on February 25, 2009 (the “Record Date”), in connection with the change of control and composition of the Company’s Board of Directors as contemplated by a Purchase Agreement between the Company and Green Star Energies, Inc., a Nevada corporation (“Green Star”), dated February 10, 2009. This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s security holders.

On the Record Date, there were 11,853,178 issued and outstanding shares of the Company’s common stock, each of which was entitled to cast one (1) vote per share.

WE ARE NOT SOLICITING YOUR PROXY.
NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITY HOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On February 10, 2009 the Company entered into a Purchase Agreement with Green Star. The transactions contemplated by the Purchase Agreement were completed on February 10, 2009 (the “Closing Date”) and resulted in a change of control of the Company.

Pursuant to the terms of the Purchase Agreement, in consideration for the acquisition of a joint venture interest in several mineral leases located in the Crows Run Field in Beaver County, Pennsylvania (the “Joint Venture Interest”), on the Closing Date:

(a)	the Company issued Green Star a total of 9,000,000 restricted shares of Common Stock;

(b)	the Company issued Green Star warrants to purchase a total of 7,000,000 shares of Common Stock, exercisable until February 10, 2011;

(c)
the Company entered into a management agreement with Green Star pursuant to which the Company is obligated to issue Green Star up to 1,000,000 shares of the Company’s Series A Convertible preferred stock (the “Preferred Stock”); and

(d)	the current directors and former executive officers of the Company, Harold Schaffrick and Mark Neild, each agreed to cancel 9,500,000 shares of Preferred Stock registered in their name.

As of February 24, 2009 Green Star owns 75.93% of the issued and outstanding Common Stock, and there is no issued and outstanding Preferred Stock. The Company is, however, obligated to issue Green Star up to 1,000,000 shares of Preferred Stock.

The foregoing summary of selected provisions of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is included as an exhibit to the Company’s current report on Form 8-K, which was filed with the United States Securities and Exchange Commission (the “SEC”) on February 20, 2009.

On the Closing Date, Harold Schaffrick resigned as the Company’s President and Chief Executive Officer, and Mark Neild resigned as the Company’s Chief Financial Officer, Principal Accounting Officer, Secretary and Treasurer. At the same time, Brandon Toth was appointed the Company’s President, Chief Executive Officer and Treasurer and Vic Devlaeminck was appointed the Company’s Chief Financial Officer, Principal Accounting Officer and Treasurer.

On the Closing Date, Harold Schaffrick and Mark Neild also tendered their resignations as directors of the Company to be effective ten (10) days after the Company has filed this Information Statement with the SEC and distributed it to all of the Company’s security holders of record (the “Effective Date”). On the Effective Date, Brandon Toth and Vic Devlaeminck will become directors of the Company, and the number of directors on the Company’s Board of Directors (the “Board”) will continue to be two (2).

Pursuant to the Purchase Agreement, on the Closing Date Mr. Schaffrick and Mr. Neild agreed to each cancel 9,500,000 issued and outstanding shares of Preferred Stock registered in their name, which represents all of the issued and outstanding Preferred Stock. As of the Closing Date, Mr. Schaffrick and Mr. Neild each owned 475,000 shares of Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the ownership of Common Stock, as of the Record Date, by each of the Company’s directors and executive officers, by all of the Company’s directors and executive officers as a group, and by each person known to the Company who is the beneficial owner of more than 5% of any class of its securities. As of the Record Date the Company had 11,853,178 issued and outstanding shares of Common Stock. All named persons below have sole voting and investment power with respect to the shares, except as otherwise noted. The number of shares described below includes shares which the beneficial owner has the right to acquire within sixty (60) days of the date of this Information Statement.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (%)
Common Stock	Harold Schaffrick 5550 152nd Street, Suite 206 Surrey, British Columbia V3S 5J9	475,000	4.0
Common Stock	Mark Neild 5550 152nd Street, Suite 206 Surrey, British Columbia V3S 5J9	475,000	4.0
Common Stock	Brandon Toth 10000 N.E. 7th Avenue, Suite 100-C Vancouver, Washington 98685	0	0
Common Stock	Vic Devlaeminck 10000 N.E. 7th Avenue, Suite 100-C Vancouver, Washington 98685	0	0
	All Officers and Directors as a Group	950,000	8.0
Common Stock	Green Star Energies, Inc. 10000 N.E. 7th Avenue, Suite 100-C Vancouver, Washington 98685	9,000,000	75.9

DIRECTORS AND EXECUTIVE OFFICERS

On the Closing Date, Harold Schaffrick resigned as the Company’s President and Chief Executive Officer, and Mark Neild resigned as the Company’s Chief Financial Officer, Principal Accounting Officer, Secretary and Treasurer. At the same time, Brandon Toth was appointed the Company’s President, Chief Executive Officer and Treasurer and Vic Devlaeminck was appointed the Company’s Chief Financial Officer, Principal Accounting Officer and Treasurer.

On the Closing Date, Harold Schaffrick and Mark Neild also tendered their resignations as directors of the Company to be effective on the Effective Date, at which time Brandon Toth and Vic Devlaeminck will become directors of the Company. On the Effective Date, the number of directors on the Board will therefore continue to be two (2).

Directors of the Company hold office until the election and appointment of their successors. Officers of the Company are elected by the Board and serve at the discretion of the Board.

To the Company’s knowledge, immediately prior to the Closing Date Brandon Toth and Vic Devlaeminck were not directors of the Company, did not hold any position with the Company, and had not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which would be required to be disclosed pursuant to the rules and regulations of the SEC. To the Company’s knowledge, neither Brandon Toth nor Vic Devlaeminck has, in the past five years, been involved in any of the following events:

(a)	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(b)	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

(c)
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(d)
being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5% of the Company’s securities, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

Brandon Toth and Vic Devlaeminck are currently directors of Green Star Energies, Inc.  To the Company’s knowledge, neither is currently a director of any other public company or any company registered as an investment company.

The names of the Company’s directors and executive officers as of the Closing Date, as well as certain information about them are set forth below:

Name	Age	Position
Harold Schaffrick (1)	46	Director
Mark Neild (1)	41	Director
Brandon Toth (2)	28	President, Chief Executive Officer, Secretary, Director
Vic Devlaeminck (2)	59	Chief Financial Officer, Principal Accounting Officer, Treasurer, Director

(1)
Resigned as an officer of the Company on the Closing Date, and tendered his resignation as a director of the Company to be effective ten (10) days after the Company has filed this Information Statement with the SEC and distributed it to all of the Company’s security holders of record.

(2)
Appointed as an officer of the Company on the Closing Date, and consented to become a director of the company effective ten (10) days after the Company has filed this Information Statement with the SEC and distributed it to all of the Company’s security holders of record.

Harold Schaffrick, Director

Harold Schaffrick has been the President, Chief Executive Officer and a director of the Company since its inception in July 2004. For the past five years, Mr. Schaffrick has worked as a small business consultant, assisting companies with the process of becoming public entities. In February 2002 he founded an online retail sales business, Blue Guru Investment Group Inc. d.b.a. iCanRx, of which he was the President from its inception until July 2004. Prior to this, Mr. Schaffrick worked as an information systems project manager at the British Columbia Automobile Association for ten years, designing, developing and implementing business solutions. Mr. Schaffrick attended the British Columbia Institute of Technology and graduated with a Diploma in Engineering. He also holds a Diploma in Computer Programming from the Career Data Institute.

Mark Neild, Director

Mark Neild has been the Chief Financial Officer, Principal Accounting Officer, Secretary and a director of the Company since its inception in July 2004. He has also been the Company’s Treasurer since May 2005. Mr. Neild currently works as a consultant with many private and public companies establishing their online corporate identities, designing and developing their corporate websites and assisting them with public relations. From February 2002 to July 2004, Mr. Neild helped develop the online presence of iCanRx, an online retail sales business of which he was the Secretary and an executive officer.

Brandon Toth, President, Chief Executive Officer, Secretary, Director

Brandon Toth was appointed the President, Chief Executive Officer and Secretary of the Company on February 10, 2009. He will also become a director of the Company on the Effective Date. Since December 2006, Mr. Toth has served as a director of Green Star Energies, Inc., a public company involved in the oil and gas industry and quoted on the Pink Sheets under the symbol GSRE. In addition, he has been the President of Green Star since February 2008.

Mr. Toth has worked in a self-employed capacity since November 2005 as a corporate development and strategic communications consultant for publicly traded companies in the natural resource development sector. During that time, he has also provided marketing, public relations, technical support, web development and customer relations services to a number of private entities. From August 2005 to February 2006, Mr. Toth worked in the technical support division at Cingular Wireless LLC, and between April 2004 and June 2006, Mr. Toth also acted as a director of public relations and marketing communications and performed metal casting, welding, finishing and materials-sourcing duties for the Congie Gallery and Bronze Casting Studio in Portland, Oregon.

Vic Devlaeminck, Chief Executive Officer, Principal Accounting Officer, Treasurer, Director

Vic Devlaeminck was appointed the Chief Executive Officer, Principal Accounting Officer and Treasurer of the Company on February 10, 2009. He will also become a director of the Company on the Effective Date. Since October 2008, Mr. Devaleminck has acted as the Chief Financial Officer and a director of Green Star Energies, Inc., a public company involved in the oil and gas industry and quoted on the Pink Sheets under the symbol GSRE.

Since 1986, Mr. Devlaeminck has worked as an attorney and been the owner of Vic Devlaeminck P.C., a legal and accounting firm based in Vancouver, Washington that specializes in providing taxation and business consulting services. He is a member of the bars of both Washington State and Oregon, and he is also licensed as a CPA in both Washington State and Oregon. Mr. Devlaeminck holds a B.S. in Accounting from Portland State University and a Juris Doctor from Lewis & Clark Law School, both of which are located in Portland, Oregon.

CORPORATE GOVERNANCE

The Company does not currently have a compensation committee, nominating committee or audit committee. The functions of the audit committee are currently carried out by the Company’s Board of Directors (the “Board”), who has determined that the Company does not have an “audit committee financial expert” on the Board to carry out the duties of the audit committee. The Board has determined that the cost of hiring a financial expert to act as a director and to be a member of the audit committee or otherwise perform audit committee functions outweighs the benefits of having a financial expert on the Board.

The Board believes that it is appropriate for the Company not to have a nominating committee, a compensation committee, or committees performing similar functions, since it would be premature at this stage of the Company’s development for the Company to form such committees. However, the Company’s new management may form compensation and nominating committees in the future. Until such committees are established, all decisions will continue to be made by the Board.

Although the Board has not established any minimum qualifications for director candidates, when considering potential candidates the Board considers the individual’s character, judgment, skills and experience in the context of the needs of the Company and the Board.

The Board does not currently provide a process for security holders to send communications to the Board, since the Company’s management believes that it would be premature given the limited liquidity of its Common Stock to develop such processes. However, the Company’s new management may establish a process for security holder communications in the future.

The OTC Bulletin Board on which the Company’s Common Stock is quoted on does not have any director independence requirements. The Company also does not have a definition of independence as the Company’s directors are also employed in management positions as executive officers. Once the Company has engaged further directors and officers, it plans to develop a definition of independence and scrutinize its Board with regard to this definition.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On February 10, 2009 the Company entered into the Purchase Agreement with Green Star. In consideration for the acquisition of the Joint Venture Interest, the terms of the Purchase Agreement required the Company to issue and deliver to Green Star:

•	9,000,000 restricted shares of Common Stock;

•	warrants to purchase 2,000,000 shares of Common Stock at a price of $0.10 per share, exercisable until February 10, 2011;

•	warrants to purchase 4,000,000 shares of Common Stock at a price of $0.15 per share, exercisable until February 10, 2011; and

•	warrants to purchase 1,000,000 shares of Common Stock at a price of $0.20 per share, exercisable until February 10, 2011.

The terms of the Purchase Agreement also required the Company to:

•	enter into a management agreement with Green Star dated February 10, 2009;

•	execute promissory notes covering $180,975 of the Company’s outstanding debt obligations;

•
enter into an asset purchase agreement with Harold Schaffrick and Mark Neild dated February 10, 2009 to sell the Company’s wholly owned subsidiary, Novori Jewelry Inc., to Mr. Schaffrick and Mr. Neild;

•	enter into an asset assignment and debt assumption agreement with Novori Jewelry Inc. dated February 10, 2008 to transfer certain of the Company’s assets to Novori Jewelry; and

•	issue and deliver 700,000 restricted shares of Common Stock as consideration for arranging and negotiating the transactions contemplated by the Purchase Agreement.

On February 10, 2009 the Company entered into a management agreement with Green Star whereby Green Star was appointed to manage all operations of the Company for three (3) year term. As compensation, Green Star will receive 1,000,000 shares of Preferred Stock over the course of the term. Each share of Preferred Stock now carries voting rights equivalent to fifty (50) shares of Common Stock, and conversion rights to shares of Common Stock at a one (1) to one (1) ratio.

On February 10, 2009 the Company entered into an asset purchase agreement with Harold Schaffrick and Mark Neild whereby the Company agreed to sell its wholly owned subsidiary, Novori Jewelry Inc., to Mr. Schaffrick and Mr. Neild. In exchange for such sale, Mr. Schaffrick and Mr. Neild agreed to surrender for cancellation all shares of Preferred Stock held by each of them, resign from their positions as officers of the Company and tender their resignations as directors of the Company.

On February 10, 2009 the Company entered into an asset assignment and debt assumption agreement with Novori Jewelry Inc., whereby Novori Jewelry agreed to assume all outstanding debt obligations of the Company, other than those disclosed in the Purchase Agreement, in exchange for the transfer of certain assets of the Company to Novori Jewelry. As further consideration for the debt assumption, the Company agreed to execute a promissory note in the amount of $80,975 in favor of Novori Jewelry, payable as follows:

•	“Immediate Debts” in the amount of $5,000 payable in one (1) installment, due on February 20, 2009;

•	“Short-Term Debts” in the amount of $46,875 payable in three (3) installments of $15,625 every thirty (30) days, with the first installment due on March 12, 2009; and

•
“Mid-Term Debts” in the amount of $29,100 payable in 16 monthly installments of $1,818.75 per month with the first installment due on May 1, 2009, and the rest of the installments due every month thereafter on the first (1st) day of each month for a period of fifteen (15) months.

As of November 30, 2008 the Company owed $6,953 to Blue Guru Investment Group Inc., a company controlled by Harold Schaffrick, its director and former President and Chief Executive Officer, and Mark Neild, its director and former Chief Financial Officer, Principal Accounting Officer, Secretary and Treasurer. These amounts are non-interest bearing, unsecured and due on demand.

As of November 30, 2008 the Company also owed $30,000 to 0775270 BC Ltd., one of its shareholders, pursuant to a standby equity distribution agreement. The terms of the agreement specify that this amount is non-interest bearing, unsecured and due on demand.

For the six month period ended November 30, 2008 the Company paid approximately $102,715 to Harold Schaffrick and Mark Neild as compensation for management consulting services provided to the Company.

Except for the transactions described above, there are no proposed transactions and no transactions during the past two years to which the Company was (or is) a party, and in which any officer, director, or principal stockholder, or any affiliate or associate thereof, was also a party.

Other than as described above, the Company has not entered into any transactions with its officers, directors, persons nominated for these positions, beneficial owners of five percent (5%) or more of its Common Stock, or family members of these persons wherein the amount involved in the transaction or a series of similar transactions exceeded the lesser of $120,000 or one percent (1%) of the average of the Company’s total assets for the last two (2) fiscal years.

EXECUTIVE COMPENSATION

The following table sets forth all compensation awarded to the Company’s principal executive officer and principal financial officer for the last three (3) completed fiscal years. During that time, there were no other persons serving as executive officers whose salary and bonus for such years exceeded $100,000.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	Total ($)
Harold Schaffrick, President & Chief Executive Officer (1)	2008	111,252 (2)	0	0	0	0	0	$111,252
	2007	50,981 (2)	0	0	0	0	0	$50,981
	2006	0	0	0	0	0	0	0
Mark Neild, Chief Financial Officer, Principal Accounting Officer, Secretary & Treasurer (1)	2008	111,252 (3)	0	0	0	0	0	$111,252
	2007	50,981 (3)	0	0	0	0	0	$50,981
	2006	0	0	0	0	0	0	0

(1)	Resigned as officers of the Company on February 10, 2009.

(2)	Represents management consulting fees paid to Mr. Schaffrick as the Company’s President and Chief Executive Officer.

(3)	Represents management consulting fees paid to Mr. Neild as the Company’s Chief Financial Officer, Principal Accounting Officer, Secretary and Treasurer.

Director Compensation

We do not pay members of the Board any fees for attendance at Board meetings or reimburse them for any out-of-pocket expenses incurred by them in connection with our business.

Option Grants

During the year ended May 31, 2008 the Company did not grant any stock options to its executive officers, and its executive officers did not exercise any stock options.

Employment Agreements

The Company has no employment agreements with any of its employees.

Equity Compensation Plan Information

The Company does not currently have an equity compensation plan.

Section 16(a) Beneficial Ownership Compliance Reporting

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who own more than 10% of its Common Stock, to file with the SEC reports of ownership on Form 3 and reports of changes in ownership on Forms 4 and 5. To the Company’s knowledge, the Company’s officers, directors and 10% stockholders have filed all Section 16(a) reports they were required to file during the Company’s most recent fiscal year, except that Harold Schaffrick and Mark Neild each filed one (1) Form 3 report four (4) days late and one (1) Form 4 report eight (8) days late.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed by the undersigned hereunto authorized.

Date: February 26, 2009	Aeon Holdings Inc.

By: /s/ Brandon Toth
Brandon Toth
President and Chief Executive Officer